Exhibit 99.1

A.P. Pharma Logo

News Release


             A.P. PHARMA REPORTS SECOND QUARTER RESULTS
   - APF112 Phase II Clinical Package Submitted for FDA Review -
           - Royalty Income Increases 11% Over 2Q 2002 -

REDWOOD CITY, Calif. (August 4, 2003) - A.P. Pharma, Inc. (NASDAQ NM:
APPA), a specialty pharmaceutical company, today reported financial results for the three months ended June 30, 2003, reflecting increased royalty income and contract revenues as well as higher research and development expenses as the Company prepares to initiate a Phase II clinical trial with APF112.

Current Highlights
------------------

 - Second quarter royalty income increased 11% to $1,031,000.
 - Extensive Biochronomer(R) and APF112 safety studies completed.
 - APF112 Phase II clinical study protocol and preclinical safety package submitted to the FDA.
 - Inguinal hernia Phase II study planned to be initiated in 3Q 2003; clinical sites selected.
 - Feasibility studies continue in the areas of ophthalmology, coatings and DNA; new studies being initiated.
 - Cash, cash equivalents and short-term investments were $12.1 million at June 30, 2003 compared with $14.1 million at December 31, 2002.

Second Quarter Financial Results
--------------------------------

A.P. Pharma reported that total revenues for the second quarter of 2003 increased 15% to $1,117,000, compared with $968,000 for the second quarter of 2002, primarily due to a continuing increase in royalty income from Retin-A Micro(R) marketed by Neutrogena, a Johnson and Johnson company. Total revenues also included an increase in contract revenues for research and development work performed in connection with feasibility studies.

Research and development expense for the second quarter of 2003 increased to $2,335,000 from $1,872,000 for the second quarter of 2002. This increase was due mainly to the cost of Biochronomer studies which were designed to demonstrate the biocompatibility of the polymer, and APF112 preclinical safety studies using the enhanced APF112 formulation for the treatment of post-surgical pain as part of a plan agreed in discussions with the U.S. Food and Drug Administration (FDA). In addition, costs associated with the manufacture of GMP product for human clinical trials were incurred. A comprehensive Phase II clinical package has been submitted to the FDA for review and the Company plans to initiate human clinical trials in inguinal hernia patients during the third quarter of 2003. The Company is also planning to file an IND for a second product candidate early in 2004.

The net loss for the second quarter of 2003 was $1,960,000, or $0.10 per share, compared with a net loss for the second quarter of 2002 of $1,493,000, or $0.07 per share.

Conference Call Information
---------------------------

Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) today to discuss this announcement and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S., and (706) 634-1287 from outside the U.S. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S., or (706) 645-9291 from outside the U.S., and entering reservation number 1702289.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's web site.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include pain management, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by royalties from topical products currently marketed by pharmaceutical partners, by proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                 Company Contact:
----------------------------                 ----------------
Lippert/Heilshorn & Associates               Gordon Sangster
Jody Cain (jcain@lhai.com)                   Chief Financial Officer
Bruce Voss (bvoss@lhai.com)                  (650) 366-2626
(310) 691-7100

                     (Financial tables follow)



                               A.P. Pharma, Inc.
                         Income Statement Highlights
                    (in thousands, except per share data)
                                 (Unaudited)

                                           Three Months Ended      Six Months Ended
                                            June 30,  June 30,   June 30,  June 30,
                                              2003      2002       2003      2002
                                              ----      ----       ----      ----
Royalties                                   $1,031      $930     $2,063    $1,833
Contract Revenues                               86        38        160        86
                                            ------    ------     ------    ------
    Total Revenues                           1,117       968      2,223     1,919

Operating Expenses:
  Research & Development                     2,335     1,872      4,537     3,369
  General & Administrative                     766       813      1,544     1,573
                                            ------    ------     ------    ------

    Total Operating Expenses                 3,101     2,685      6,081     4,942

Operating Loss                              (1,984)   (1,717)    (3,858)   (3,023)

Interest Income and Other, Net                  54       175        129       379
                                            ------    ------     ------    ------

Loss from Continuing Operations             (1,930)   (1,542)    (3,729)   (2,644)

Gain (Loss) on Disposition of
  Discontinued Operations                      (30)       49      1,802       145
                                            ------    ------     ------    ------

Net Loss                                   ($1,960)  ($1,493)   ($1,927)  ($2,499)
                                            ======    ======     ======    ======

Basic and Diluted Loss per Share:
  Loss from Continuing Operations           ($0.09)   ($0.08)    ($0.18)   ($0.13)
                                            ======    ======     ======    ======

  Net Loss                                  ($0.10)   ($0.07)    ($0.09)   ($0.12)
                                            ======    ======     ======    ======

Shares used in Calculating Loss per Share:
  Basic and Diluted                         20,535    20,403     20,505    20,381
                                            ======    ======     ======    ======


                               A.P. Pharma, Inc.
                           Balance Sheet Highlights
                                (in thousands)

                                            June 30, 2003    December 31,
                                               (Unaudited)         2002(1)
                                            -------------    ------------

Assets

Cash, Cash Equivalents and
 Marketable Securities                      $12,075          $14,121
Accounts Receivable, Net                      1,341            1,340
Assets Held for Sale                             --              225
Other Current Assets                            511              280
                                            -------          -------

Total Current Assets                         13,927           15,966

Property, Plant & Equipment, Net              1,505            1,626
Other Non-Current Assets                        477              189
                                            -------           ------
Total Assets                                $15,909          $17,781
                                            =======           ======

Liabilities and Shareholders' Equity

Current Liabilities                          $2,156           $1,977
Long-Term Deferred Revenues                     145              345
Shareholders' Equity                         13,608           15,459
                                             ------           ------

Total Liabilities and Shareholders' Equity  $15,909          $17,781
                                             ======           ======

(1) Information derived from audited financial statements.